Exhibit 18.1 – Preferability letter of Ernst & Young LLP

The Board of Directors
Universal Forest Products, Inc.
2801 East Beltline, N.E.
Grand Rapids, MI 49525

Ladies and Gentlemen:

Note A of Notes to the Condensed Consolidated Financial Statements of Universal Forest Products, Inc. (the Company) included in its Form 10-Q for the fiscal period ended June 29, 2013 describes a change in the method of accounting related to the modification of the annual goodwill and indefinite-lived intangible asset impairment testing date under Financial Accounting Standards Board Accounting Standards Codification 350, Intangibles-Goodwill and Other, from the last day of the fiscal year to the first day of the Company’s fourth fiscal quarter. There are no authoritative criteria for determining a ‘preferable’ method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 29, 2012, and therefore we do not express any opinion on any financial statements of the Company subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

Grand Rapids, Michigan
August 1, 2013